UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            SLM Holding Corporation
                            -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    78442A109
                                    ---------
                                 (CUSIP Number)

                                  July 31, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

                                  SCHEDULE 13G

CUSIP No. 518439 10 4


(1)      Names of Reporting Persons              USA Group Foundation, Inc.

         I.R.S. Identification                   35-1813228
         Nos. of Above Persons

(2)      Check the Appropriate Box               (a) [ ]
         if a Member of a Group                  (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of
         Organization                            Delaware


Number of Shares Beneficially Owned
by Each Reporting Person With


(5)      Sole Voting Power                       9,034,505

(6)      Shared Voting Power                     None

(7)      Sole Dispositive Power                  9,034,505

(8)      Shared Dispositive Power                None

(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person          9,034,505

(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain Shares      [   ]

(11)     Percent of Class Represented
         by Amount in Row 9                      5.77%

(12)     Type of Reporting Person                CO



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

ITEM 1.

(a) Name of Issuer

          SLM Holding Corporation (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

          11600 Sallie Mae Drive
          Reston, VA 20193


ITEM 2.

(a) Name of Person Filing

          USA Group Foundation, Inc. (the "Company")

(b) Address of Principal Business Office

          30 South Meridian Street
          Indianapolis, IN 46204-3503

(c) Citizenship

          Organized in the State of Delaware

(d) Title of Class of Securities

          This report covers the Issuer's Common Stock, par value $.20 per share.

(e) CUSIP No.

          The CUSIP number of the Common Stock is 78442A109.



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

ITEM 3.

          Not applicable.


ITEM 4. Ownership

          The Company holds 9,034,505, which represent 5.77 percent of the Common Stock. The Company has the sole power to vote and dispose of the Stock.


ITEM 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.   Ownership of More Than Five Percent on Behalf of Another Person

          No person other than those described in Item 4 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Corporation.


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not applicable.


ITEM 8.   Identification and Classification of Members of the Group

          Not applicable.


ITEM 9.   Notice of Dissolution of the Group

          Not applicable.




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

ITEM 10.  Certifications

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: August 9, 2000

                                           USA Group Foundation, Inc.


                                             /s/ J. David Maas
                                           -------------------------------------
                                           By:  J. David Maas


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